Exhibit 99.2

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769) and Form F-3 (File No. 333-206417) of Barrick Gold Corporation (the company) of our report dated February 15, 2017 relating to the 2016 consolidated financial statements and the effectiveness of internal control over financial reporting of the company which appears in Exhibit 99.1 to the company’s current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 15, 2017.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario
February 15, 2017